

Chris Hartman · 3rd

Co-founder at AtYourGate

Willow Grove, Pennsylvania · 500+ connections · **Contact info**

 **AtYourGate LLC**

 **Stockton University**

Experience



Co-founder & Chief Experience Officer

AtYourGate LLC

Mar 2015 – Present · 5 yrs 5 mos

An Airport Near You

Don't fly hungry, AtYourGate can deliver from airport restaurants right to your gate. Open up the app, browse, order, and relax. We got this. We'll bring it all to you. SAN | EWR | LGA | JFK | MSP | PDX | BOS | SJC | ONT | SNA



AtYourGate

Founder & Managing Partner

CCP Tech

Apr 2012 – Dec 2015 · 3 yrs 9 mos

Wilmington Delaware

You own a small business that doesn't want to stay small. You need a technology partner you can trust. That's where we come in.

Director of Technical Sales



KDI, Inc



May 2008 – Apr 2012 · 4 yrs
Greater Philadelphia Area

Director of Sales
BISG
Jul 2004 – May 2008 · 3 yrs 11 mos
Boca Raton Florida



Inside Sales Manager
PartsBase.com
Jul 2003 – Jul 2004 · 1 yr 1 mo
Boca Raton Florida

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Education



Stockton University
Bachelor's degree, Psychology
Activities and Societies: Alpha Phi Delta

Licenses & Certifications

CCDA
Cisco

VSP 5
VMWare

VTSP
VMware

Skills & Endorsements

Cloud Computing · 25

 Endorsed by **Rick Mancinelli and 1 other who is highly skilled at this**

 Endorsed by **3 of Chris' colleagues at KD Technology**

Solution Selling · 21

 Endorsed by **3 of Chris' colleagues at KDI Office Technology**

SaaS · 12

Jack B. and 11 connections have given endorsements for this skill

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